Exhibit 99.1

China Index Holdings Announces Receipt of Non-Binding “Going Private” Proposal

BEIJING, November 30, 2020 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated November 30, 2020, from General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”, as the “Proposing Buyer”), proposing to acquire all of the outstanding Class A ordinary shares, with a par value of US$0.001 each and Class B ordinary shares, par value US$0.001 each  (collectively, the “Shares”) and the American depositary shares (each American depositary shares representing one Class A ordinary share, par value US$0.001 each, the “ADSs”) of the Company not already beneficially owned by the Proposing Buyer in a “going-private” transaction. The consideration payable for each Share and each ADS to be acquired will be US$2.32 in cash, subject to certain conditions. According to the Proposal Letter, the US$2.32 per Share/ADS price represents a premium of 25% to the Company’s stock price as of the close of business on November 27, 2020 and a premium of approximately 33% to the Company’s 30-day volume weighted average price up to November 27, 2020.

According to the Proposal Letter, the Proposing Buyer plans to finance the acquisition primarily with equity capital, and possibly debt capital. The Proposal Letter states that the equity portion of the financing would be provided by the Proposing Buyer and additional potential buyer consortium members, if any. A copy of the Proposal Letter is attached hereto as Annex A.

The Board will evaluate the proposed transaction independently. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

About General Atlantic

General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Amsterdam, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has approximately $40 billion in assets under management, and the firm’s unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the potential transaction contemplated by the Proposal Letter or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CIH and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although CIH believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

Annex A

General Atlantic Singapore Fund Pte. Ltd 8 Marina View, #41-04 Asia Square Tower 1 Singapore 018960 Reg#201106196Z Tel +65 6661 6700 Fax +65 6442 0323 www.generalatlantic.com

Preliminary Non-Binding Proposal

to Acquire All Outstanding Shares and American Depositary Shares in China Index Holdings Limited

November 30, 2020

The Board of Directors

China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

Dear Board Members:

General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”, as the “Proposing Buyer”) hereby submits this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares and American Depositary Shares (“ADSs”, each representing one Class A ordinary share), of China Index Holdings Limited (the “Company”), not already beneficially owned by General Atlantic (the proposed “Transaction”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders, especially during a time of persisting operating difficulty and ongoing COVID-19 uncertainty. The Proposal represents a premium of 25% to the Company’s stock price as of the close of business on November 27, 2020 and a premium of approximately 33% to the Company’s 30-day volume weighted average price up to November 27, 2020.

Set forth below are the primary terms of our Proposal:

1.              Purchase Price. We propose to acquire all of the outstanding ordinary shares and ADSs of the Company not already beneficially owned by General Atlantic. The consideration payable for each ordinary share and each ADS to be acquired will be US$2.32 in cash.

2.              Funding. We intend to finance the Transaction primarily with equity capital, and possibly debt capital. Equity financing will be provided from us as the Proposing Buyer and additional potential buyer consortium members, if any.

3.              Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding definitive agreements.

4.              Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (“Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.              Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will likely need to evaluate the Transaction independently before the Company can make any determinations.

6.              About General Atlantic. General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Amsterdam, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has approximately $40 billion in assets under management, and the firm’s unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

7.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

We would like to express our commitment to working collaboratively with the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

* * * * *

[Signature Page to Follow]

Sincerely,
General Atlantic Singapore Fund Pte. Ltd.

/s/ Ong Yu Huat
Ong Yu Huat Director